UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Asterias Biotherapeutics, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04624N 107
(CUSIP Number)

Geron Corporation
Olivia K. Bloom
Executive Vice President, Finance, Chief Financial Officer and Treasurer
149 Commonwealth Drive, Suite 2070
Menlo Park, California 94025
(650) 473-7700

Copies To:

Chadwick L. Mills
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304
(650) 843-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 04624N 107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

GERON CORPORATION
I.R.S. Identification No.: 75-2287752

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO
____________________

(1)	Excludes any shares of Series A common stock, par value $0.0001 per share (“Series A Common Stock”), of Asterias Biotherapeutics, Inc. beneficially owned by the executive officers and directors of Geron Corporation.

SCHEDULE 13D/A

This Amendment No. 2 on Schedule 13D/A (the “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on October 9, 2013, and as amended on May 28, 2014 (the “Geron Schedule 13D”), by Geron Corporation, a Delaware corporation (the “Reporting Person” or “Geron”).

Capitalized terms not defined herein have the meanings given to such terms in the Geron Schedule 13D. Unless set forth below, all previous Items set forth in the Geron Schedule 13D are unchanged. This Amendment is being filed to amend and supplement Item 2, Item 4 and Item 5 of the Geron Schedule 13D as set forth below. This Amendment is also the final amendment to the Geron Schedule 13D and an exit filing for the Reporting Person.

Item 2 - Identity and Background

The information contained in Item 2 of the Geron Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule I attached hereto is incorporated herein by reference and amends and restates Schedule I of the Geron Schedule 13D in its entirety. All of the directors and executive officers of Geron named in Schedule I to this Amendment are citizens of the United States. During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers identified on Schedule I to this Amendment: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4 - Purpose of Transaction

The information contained in Item 4 of the Geron Schedule 13D is hereby amended and supplemented by adding the following information:

On August 15, 2014, the Reporting Person completed the Series A Distribution, and the Reporting Person no longer holds any shares of Series A Common Stock. The Series A Distribution was effected by means of a distribution to Geron’s stockholders, on a pro rata basis, of all of the 6,537,779 shares of Series A Common Stock issued to Geron pursuant to the Asset Contribution Agreement, other than with respect to fractional shares and shares that would have otherwise been distributed to Geron stockholders residing in jurisdictions other than Distribution Jurisdictions, which shares (totaling 263,483 shares of Series A Common Stock), as required by the Asset Contribution Agreement, were sold at prevailing market prices with the net cash proceeds of approximately $587,000 therefrom distributed ratably to the stockholders who would otherwise have been entitled to receive such shares on August 19, 2014.

Item 5 - Interest in Securities of the Issuer

Item 5 of the Geron Schedule 13D is hereby amended and supplemented as follows:

(a)-(b): The responses of the Reporting Person to rows (7) through (13) of the second page of this Amendment are incorporated herein by reference. Except as a result of the Series A Distribution, to the knowledge of the Reporting Person, none of the persons listed on Schedule I to this Amendment beneficially owns any shares of Series A Common Stock.

(c): Except as set forth in Item 4 of this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I to this Amendment, has effected any transaction in the Series A Common Stock during the past 60 days.

(d): Not applicable.

(e): August 15, 2014.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERON CORPORATION

Date: August 19, 2014	By:	/s/ Olivia Bloom
Olivia K. Bloom
Executive Vice President, Finance,
Chief Financial Officer and Treasurer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GERON CORPORATION

The name and present principal occupation of each director and executive officer of Geron Corporation are set forth below. Unless otherwise indicated, the business address for each named person is: c/o Geron Corporation, 149 Commonwealth Drive, Suite 2070, Menlo Park, California 94025.

Name	Principal Occupation or Employment
Directors
Hoyoung Huh, M.D., Ph.D.	Independent Director
Daniel M. Bradbury	Independent Director
Karin Eastham	Independent Director
V. Bryan Lawlis, Ph.D.	President and Chief Executive Officer, Itero Biopharmaceuticals LLC (1)
Susan M. Molineaux, Ph.D.	President and Chief Executive Officer, Calithera Biosciences, Inc. (2)
Thomas Hofstaetter, Ph.D.	Independent Director
John A. Scarlett, M.D.	President and Chief Executive Officer
Robert J. Spiegel, M.D., FACP	Chief Medical Officer, PTC Therapeutics, Inc. (3)
Executive Officers
John A. Scarlett, M.D.	President and Chief Executive Officer
Olivia K. Bloom	Executive Vice President, Finance, Chief Financial Officer and Treasurer
Andrew J. Grethlein, Ph.D.	Executive Vice President, Development and Technical Operations
Stephen N. Rosenfield, J.D.	Executive Vice President, General Counsel and Corporate Secretary
Melissa A. Kelly Behrs	Executive Vice President, Business Development and Portfolio & Alliance Management
____________________

(1)	Itero Biopharmaceuticals LLC, a specialty biopharmaceutical company, 155 Bovet Road, San Mateo, CA 94402

(2)	Calithera Biosciences, Inc., an oncology therapeutics development company, 343 Oyster Point Blvd., Suite 200 South San Francisco, CA 94080

(3)	PTC Therapeutics, Inc., a specialty biopharmaceutical company, 100 Corporate Court, South Plainfield, NJ 07080-2449